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SEC FILE NUMBER
1-9389
CUSIP NUMBER
124661109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

C&D Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

1400 Union Meeting Road

Address of Principal Executive Office (Street and Number)

Blue Bell, PA 19422

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. See attached Narrative to Part III.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ian J. Harvie, Vice President and Chief Financial Officer	215	619-2700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

See attached Narrative to Part IV.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

C&D Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 19, 2010	By:	/s/ Ian J. Harvie,
Vice President and Chief Financial Officer

NARRATIVE TO PART III:

We were not able to file our annual report on Form 10-K for the year ended January 31, 2010 by April 16, 2010 without unreasonable effort or expense. On April 9, 2010, we completed a new revolving credit facility with our primary lenders in the principal amount of $55 million. Our liquidity derived from our credit facility is based on availability which is determined by a borrowing base. The availability is calculated monthly and is dependent upon our eligible receivables, inventory and certain equipment. We may not be able to maintain adequate levels of eligible assets to support our required minimum availability. Therefore, we are working diligently toward completing an amendment to our credit facility which would provide us with additional availability in the form of a $20 million term loan, which, if completed, would constitute a material subsequent event. The incremental term loan tranche would be secured by our assets with the right of repayment being fully subordinated to the repayment of the indebtedness owed under the revolving credit tranche. We have received a commitment letter from the proposed term loan lender, which contains certain conditions to be satisfied prior to closing, including the approval from our revolving credit facility lender. Because we were unable to complete this amendment prior to the prescribed filing date for our annual report on Form 10-K for the year ended January 31, 2010, we could not give effect to the transaction’s potential impact on the disclosures set forth in, and the financial statements required to be filed with, our annual report on Form 10-K, without unreasonable effort and expense. We anticipate completing such amendment and the filing of our annual report on Form 10-K on or before the fifteenth calendar day following the prescribed due date.

We cannot be certain that the term loan tranche will be completed on acceptable terms, on a timely basis, as an amendment to the existing credit facility or as a stand-alone financing, or at all. If the term loan tranche is not obtained prior to the time we ultimately file our fiscal 2010 Form 10-K, management anticipates that our independent registered public accounting firm will include an explanatory paragraph in their report on our financial statements for the year ended January 31, 2010, as there would be substantial doubt about our ability to continue as a going concern. Such an explanatory paragraph, unless waived by our lenders, would constitute a covenant default under our credit facility. As a result, absent any waiver, forbearance or similar agreement, the lenders under our credit facility would have the right to cause all amounts borrowed to become due and payable immediately and cease further borrowings by us under the credit facility, thereby significantly impacting our liquidity.

NARRATIVE TO PART IV:

On April 19, 2010, we announced our unaudited financial information for the quarter and year ended January 31, 2010. A copy of the press release was furnished as Exhibit 99.1 to our current report on Form 8-K dated April 19, 2010. We reported the following preliminary financial results in such press release: (i) fiscal 2010 fourth quarter net sales of $88.4 million compared to $85.4 million for the 2009 fourth quarter and $91.2 million in the 2010 third quarter; (ii) fiscal year 2010 net sales of $335.7 million compared to $365.5 million in fiscal year 2009; (iii) fiscal 2010 fourth quarter net loss of $6.7 million, or ($0.26) per diluted share, compared to a net loss of $15.2 million, or ($0.58) per diluted share, in the 2009 fourth quarter and $3.4 million or ($0.13) per diluted share in the 2010 third quarter; and (iv) net loss of $25.5 million or ($0.97) per diluted share for fiscal year 2010 in comparison to $16.9 million or ($0.66) per diluted share in fiscal year 2009. The unaudited financial information announced in our April 19, 2010 press release remains subject to completion of the audit, as described in Part III above.

Cautionary Statement for Purposes of the Safe Harbor Provision of the Private Securities Litigation Reform Act of 1995

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements we make. We may, from time to time, make written or verbal forward-looking statements. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “guidance,” “forecast,” “plan,” “outlook” and similar expressions in filings with the Securities and Exchange Commission (“SEC”), in this notification, identify statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities

Exchange Act of 1934 (the “Exchange Act”) and are intended to come within the safe harbor protection provided by those sections, including statements regarding the ability to obtain amendments under our debt agreements or to obtain additional funding in the future. The forward-looking statements are based upon management’s current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.